

Azotto Technology, LLC
(the "Company")
a Texas Limited Liability Company

Financial Statements with Independent Auditor's Report

Inception to September 30, 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Azotto Technology, LLC Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statement of financial position from its inception to September 30, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company from its inception to September 30, 2023 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 9, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our

opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 4, 2023

AZOTTO TECHNOLOGY, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	Period Ended September 30,	Year Ended December 31,
	2023	2022
ASSETS		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
Other	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	-	-
Member Loan	6,700	-
Other Liabilities	-	-
Total Current Liabilities	6,700	-
Notes Payable	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	6,700	-
EQUITY		
Member Capital	-	-
Accumulated Deficit	(6,700)	-
Total Equity	(6,700)	-
TOTAL LIABILITIES AND EQUITY	-	-

AZOTTO TECHNOLOGY, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Period Ended September 30,	Year Ended December 31,
	2023	**2022**
Revenue	-	-
Cost of Good Sold	-	-
Gross Profit	-	-
General and Administrative	6,700	-
Payroll Expenses	-	-
Total Operating Expenses	6,700	-
Operating Income (loss)	(6,700)	-
Other	-	-
Total Other Income	-	-
Other	-	-
Total Other Expense	-	-
Earnings Before Income Taxes	(6,700)	-
Net Income (loss)	(6,700)	-

AZOTTO TECHNOLOGY, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Period Ended September 30,	Year Ended December 31,
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(6,700)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Shareholder Payable	6,700	
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	6,700	-
Net Cash provided by (used in) Operating Activities	-	-
INVESTING ACTIVITIES		
Equipment	-	-
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	-
Net Cash provided by (used in) Financing Activities	-	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

AZOTTO TECHNOLOGY, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Financial Statements

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2022	-	-	-	-
Capital Contributions	-	-	-	-
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	-	-
Ending Balance 12/31/2022	-	-	-	-
Capital Contributions	-	-	-	-
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(6,700)	(6,700)
Prior Period Adjustment	-	-	-	-
Ending Balance 9/30/2023	-	-	(6,700)	(6,700)

Azotto Technology, LLC
Notes to the Financial Statements
Inception - September 30, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Azotto Technology, LLC ("the Company") was formed in Texas on March 24, 2023. The company plans to earn revenue using a marketplace platform leveraging technologies, such as AI/ML, and Blockchain and transferring from web2 to web3. The company's headquarters is in Plano, Texas. The company's customers will be located in the United States.

The Company will conduct an equity crowdfunding campaign under Regulation A+ in 2023 - 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Its fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of costs for financial projections, legal and accounting fees, and filing fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has one loan to one owner, as a result of general and administrative expenses paid by the owner on behalf of the Company. The loan is non-interest bearing and is payable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or long term liabilities.

NOTE 6 – EQUITY

The Company shall have a single class of membership interests. No member shall have the right to withdraw all or any part of its capital contribution or to receive any return on any portion of its capital contribution. No member shall have priority over any other similar member as to profits, losses, or distributions.

Membership interests are divided equally (33.33%) among three members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 4, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8- INITIAL COIN OFFERING

The Company will have a maximum supply of 1,000,000,000 (1BN) Azotto Utility Tokens (AZTO) that will allow token holders to earn a percentage of tokens back when they purchase products or services within the Azotto ecosystem. No new tokens will be created. The token price will be $.05 and the token type will be Ethereum Request for Comments 20 (ERC-20).

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and may continue to generate losses for the foreseeable future. Some uncertainties the company faces are:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations.
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last.
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities.
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results.
5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.